ELIZABETH ARDEN, INC.
2400 SW 145 Avenue
Miramar, Florida 33027
(954) 364-6900


                                                  March 1, 2006


VIA EDGAR TRANSMISSION AND THE MAIL
-----------------------------------

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

RE:  Elizabeth Arden, Inc.
     Form 10-K for the fiscal year ended June 30, 2005
     Form 10-Q for the fiscal quarter ended September 30, 2005
     File No. 1-6370

Dear Mr. Decker:

     This letter sets forth the responses of Elizabeth Arden, Inc. (the "Company" or "we" or "our") to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated January 31, 2006. For ease of reference, each comment in the Commission's letter is printed below and followed by the Company's response.

Form 10-K for the Fiscal Year Ended June 30, 2005
-------------------------------------------------
Comment applicable to your overall filing
-----------------------------------------

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

     Company Response
     ----------------

     We note the instructions regarding future filings. Our proposed revisions are set forth in this letter, contained in our Quarterly Report on Form 10-Q for the three months ended December 31, 2005, which was filed with the Commission on February 9, 2006 (the "Second Quarter Form 10-Q") and/or contained in future filings, as appropriate, but are subject to change based on facts and circumstances at the time we make future filings. Our proposed revisions in response to comments 11 and 12 of the staff's letter will be incorporated in an amendment to our Form 8-K dated November 3, 2005, which we are prepared to file following the staff's review of our responses.

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 2 of 11


Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
------------------------------------------------------------------------
Results of Operations, page 22
------------------------------
Year Ended June 30, 2005 Compared to Year Ended January 31, 2004, page 23
-------------------------------------------------------------------------

2. You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to, net sales, gross profit and SG&A. Some of the components you have cited include the following:

             o  higher net sales,
             o  impact of foreign currency rates,
             o  lower supply chain distribution costs,
             o  higher incentive compensation costs, and
             o  higher advertising and product development costs.

     Your disclosure should include additional details that explain the reasons for each component you cite, which attributed to the change and should also quantify the effect each of these components had on the increases and decreases within the income statement line items, including those components that offset one another. Please show us what your revised MD&A disclosure for fiscal year ended June 30, 2005 compared to fiscal year ended January 31, 2004 and the five-month transition period ended June 30, 2004 compared to five months ended June 28, 2003 will look like.

     Company Response
     ----------------

     The proposed revisions to the MD&A disclosure to be included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (the "2006 Form 10-K") are as follows:

     ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Year Ended June 30, 2005 Compared to Year Ended January 31, 2004
     ----------------------------------------------------------------

          Net Sales. Net sales increased approximately 13.0% for the year ended June 30, 2005 compared to the year ended January 31, 2004. The sales increase was driven by approximately $120 million in sales related to new fragrance product launches, including curious Britney Spears and Elizabeth Arden Provocative Woman, the favorable impact of foreign currency rates and approximately $11 million related to increased skin care product sales globally and increased cosmetic product sales internationally. These increases were partially offset by approximately $31 million of lower sales of certain fragrances to certain U.S. retail customers, primarily ardenbeauty and Red Door Revealed, which were launched in the years ended January 31, 2003 and 2004, respectively. Excluding the impact of foreign currency translation, net sales increased 9.6%.

         Gross Profit. Gross profit increased 22.5% for the year ended June 30, 2005 compared to the year ended January 31, 2004. The increase in gross profit was principally due to higher net sales, including new product launches, which contributed approximately $47 million of additional gross profit, a 600 basis point increase in the proportion of sales of owned and licensed brands,

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 3 of 11



     which have higher gross margins than distributed brands and contributed $21 million to gross profit, the favorable impact of foreign currency rates described above and lower supply chain distribution costs of approximately $2 million, partially offset by approximately $1 million of higher "gift with purchase" costs. Gross margins increased to 44.7% in the year ended June 30, 2005 from 41.2% in the year ended January 31, 2004.

         SG&A.   Selling, general and administrative expenses increased 27.4%
     for the year ended June 30, 2005 over the year ended January 31, 2004. The increase was principally due to approximately $54 million in advertising, promotion and selling costs to support brand development and sales, including for the curious Britney Spears and the Elizabeth Arden Provocative Woman fragrance launches, the adverse impact of foreign currency rates and approximately $5 million in higher incentive compensation costs, primarily restricted stock awards, as the Company has reduced the number of employee stock options granted and has migrated towards more performance-based share awards, partially offset by a $2.3 million restructuring charge in the year ended January 31, 2004 related to the consolidation of our U.S. distribution facilities, which was announced in November 2003 and was substantially completed by March 2004. The unfavorable impact of foreign currency exchange rates contributed approximately $15.1 million to the increase in selling, general and administrative expenses compared to the year ended January 31, 2004. The increase in selling, general and administrative expenses as a percentage of net sales primarily reflects the increased advertising and product development costs and unfavorable foreign currency exchange rates. We intend to continue to increase our advertising and product development costs in the fiscal year ending
     June 30, 2006 to support brand growth, including new product launches.

     Five-Month Transition Period Ended June 30, 2004 Compared to Five Months Ended June 28, 2003
     ------------------------------------------------------------------------

         Net Sales.   Net sales increased approximately 8.6% for the five-
     month transition period ended June 30, 2004 over the five months ended June 28, 2003. The sales increase was driven by approximately $12 million of new product launches, primarily the Elizabeth Arden Provocative Woman and the Red Door Revealed fragrances, approximately $9 million in increased fragrance sales to our mass retail customers, the favorable impact of foreign currency rates, and an increase of approximately $4 million in the travel retail business, which was adversely affected by the severe acute respiratory syndrome (SARS) epidemic in the prior period. The increase in net sales was partially offset by approximately $6 million relating to both lower sales to a U.S. department store account due to a change in that account's merchandising strategy in the fragrance category and an increase in in-store support costs at U.S. department stores associated with a new fragrance launch. Excluding the impact of foreign currency translation, net sales increased 4.9%.

         Gross Profit.   Gross profit increased 17.9% for the five-month
     transition period ended June 30, 2004 over the five months ended June 28, 2003. The increase in gross profit was principally due to higher net sales, including new product launches, that contributed approximately $7 million in additional gross profit, a 600 basis point increase in the proportion of sales of owned and licensed brands, which have higher gross margins than distributed brands and contributed approximately $5 million in gross profit, the favorable impact of foreign currency rates described above and approximately $1 million in lower supply chain and distribution costs. Gross margin

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 4 of 11



     increased to 39.6% for the five-month transition period ended June 30, 2004 from 36.5% for the five months ended June 28, 2003.

         SG&A.   Selling, general and administrative expenses increased 17.2%
     for the five-month transition period ended June 30, 2004 over the five months ended June 28, 2003. The increase was principally due to approximately $7 million relating to the adverse impact of foreign currency rates, approximately $5 million in additional advertising to support new product launches, including the use of television and print advertising for the Elizabeth Arden Provocative Woman and skinsimple launches, approximately $1 million in higher product development costs, approximately $2 million in costs associated with our change in fiscal year end in June 2004 and a $1.3 million restructuring charge related to the consolidation of our U.S. distribution facilities, which was announced in November 2003 and was substantially completed by March 2004.

3. In Item 1 you disclosed that you launched various new products, including a Britney Spears fragrance; curious, a new Elizabeth Arden fragrance, Elizabeth Arden Provocative Woman, and new skin care and color products during the fiscal year ended June 30, 2005. You also disclosed various new products launched during the fiscal year ended January 31, 2004, including a new Elizabeth Arden fragrance, Red Door Revealed and new skin care and color products. Please expand your disclosure to discuss the impact these products had on your net sales and gross profit. Please also provide this expanded disclosure for the five-month transition period ended June 30, 2004 compared to five months ended June 28, 2003.

     Company Response
     ----------------

     Please see our response to the staff's comment 2 above, which contains our proposed disclosure to be included in the 2006 Form 10-K.

Liquidity and Capital Resources, page 28
----------------------------------------

4. Please revise your table of contractual cash obligations to include estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

     Company Response
     ----------------

     Attached as Schedule 1 is the proposed revision of the table of contractual obligations based on the relevant data at the June 30, 2005 fiscal year end. We will incorporate such additional disclosures, to the extent they continue to be applicable as of the future date, in the table of contractual cash obligations in future filings beginning with our 2006 Form 10-K. We note that interest on long-term debt is obtainable from the information provided in Note 9 Long-Term Debt contained on page 53 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (the "2005 Form 10-K").

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 5 of 11



Financial Statements
--------------------
Statements of Operations, page 40
---------------------------------

5. Your disclosure regarding the types of cost you include in your cost of sales included in Note 1 to your financial statements does not include royalty payments and licensing fees paid related to the products you sell. Based on your disclosures, it does not appear that these costs are included as a component in calculating your gross profit. In addition, it also appears as though the amortization derived from your intangible assets is not included as a component in calculating your gross profit and alternatively is included in the line item depreciation and amortization expense. Please tell us how you determined these costs should not be included as a component in determining your gross profit.

     Company Response
     ----------------

     The Company accounts for royalty costs and amortization expense based on evaluating the facts and circumstances of the related royalty arrangements and intangible assets. The Company's specific current accounting treatment is as follows:

            Royalty costs related to the use of technology, formulations or patented ingredients that are consumed in the manufacturing of products process and which are payable upon production of a unit of inventory containing that item are includable in inventoriable costs and are recognized as a component of cost of goods sold when the goods are sold. Royalty costs related to the use of technology, formulations or patented ingredients that are consumed in the manufacturing of products process but which are payable upon the sale of the unit of inventory are a direct period cost which is classified as a component of cost of goods sold. As of June 30, 2005, royalty costs in these two categories were not material.
        As a result of recent licensing agreements entered into by the Company, beginning in the year ended June 30, 2006, such costs are expected to be more significant, and the Company will include a statement of the Company's current accounting treatment in the cost of goods sold footnote for the 2006 Form 10-K as described below.

            Royalty costs related to the use of a trademarked name and/or a person's image, whether in the product packaging or advertising and promotional materials, are accrued and payable upon the sale of a unit of finished goods inventory and are reflected as a component of selling, general and administrative expenses. Such royalty costs were approximately 3.7%, 2.9%, 4.2%, and 1.3% of selling, general and administrative expenses for the fiscal years ended June 30, 2003, 2004 and 2005, and the five month transition period ended June 30, 2004, respectively. The Company believes that these costs are promotional in nature and are similar in substance and nature to rights fees paid to models and/or celebrities to advertise and promote our products. Our license agreements typically provide that the artists or persons whose names are being licensed provide their time to create advertising and to promote the sale of the finished goods and that the product formulation and

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 6 of 11



        specific packaging concepts are created by and belong to the Company upon termination of the licenses. The substance of these transactions is the nature of the goods and services received by the Company.

     Beginning with our 2006 Form 10-K, we will revise the cost of sales and selling, general and administrative costs in the Notes to Consolidated Financial Statements to read as follows:

            Cost of Sales. Included in cost of sales are the costs of products sold, the cost of gift with purchase items provided to customers, royalty costs related to patented technology, ingredients or formulations, and warehousing, distribution and supply chain costs. The major components of warehousing, distribution and supply chain costs include salary and related benefit costs for employees in the warehousing, distribution and supply chain areas and facility related costs in these areas.

            Selling, General and Administrative Costs. Included in selling, general and administrative expenses are salary and related benefit costs of our employees in the finance, information technology, legal, human resources, sales and marketing areas, facility related costs for our administrative functions, costs paid to consultants and third party providers for related services, royalty costs related to trademarked names or images, and advertising and promotion costs not paid directly to our customers.

     The Company believes that the amortization of intangible assets as a component of the depreciation and amortization line item caption within the statement of income is proper for the following reasons:

          o Such costs are not considered inventoriable as they are not assets incident to or necessary for production or manufacturing. The value in the intangibles principally relates to our ability to market and sell the products, which is more akin to a selling cost.

          o FASB Statement of Concepts 5, "Recognition ad Measurement in Financial Statements of Business Enterprises" paragraphs 85 and 86, recognizes that some expenses such as depreciation and insurance expense are allocated by systematic and rational procedures to the periods during which the related assets are expected to provide benefits, while expenses such as cost of goods sold are matched with revenues. They are recognized upon recognition of revenues that result directly and jointly from the same transactions or other events as the expenses.

          o FASB Statement of Concepts 6, "Elements of Financial Statements" paragraphs 146-149, further elaborates on this. Specifically, paragraph 149 states "...many assets yield their benefits to an entity over several periods, for example, prepaid insurance, buildings, and various kinds of equipment. Expenses resulting from their use are normally allocated to the periods of their estimated useful lives (the periods over which they are expected to provide benefits) by a "systematic and rational" allocation procedure, for example, by

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 7 of 11



            recognizing depreciation or other amortization. Although the purpose of expense allocation is the same as that of other expense recognition - to reflect the using up of assets as a result of transactions or other events or circumstances affecting an entity - allocation is applied if causal relations are generally, but not specifically, identified. For example, wear and tear from use is known to be a major cause of the expense called depreciation, but the amount of depreciation caused by wear and tear in a period normally cannot be measured. Those expenses are not related directly to either specific revenues or particular periods. Usually no traceable relationship exists, and they are recognized by allocating costs to periods in which assets are expected to be used and are related only indirectly to the revenues that are recognized in the same period."

     The Company amortizes its intangible assets such as trademarks and licenses under a rational and systematic method (straight-line method) over the estimated useful life of the related asset as such assets are only indirectly related to the revenues that are recognized in the same period, consistent with paragraph 149 above.

     Paragraphs B180 of SFAS No. 142 "Goodwill and Other Intangible Assets" discusses how under the 1999 Exposure Draft "...charges for the amortization or impairment of intangible assets continue to be displayed on a pretax basis in line items as deemed appropriate by the reporting entity, as they traditionally had been displayed." Paragraph B184 further goes on to state "... the Board reaffirmed its conclusion in the 1999 Exposure Draft that the charges related to other intangible assets should continue to be displayed on a pretax basis as a component of income from continuing operations."

     As the Company has consistently displayed amortization expense as a separate component line item on the income statement, the Company believes the accounting classification currently used is appropriate based on the above accounting literature and facts and circumstances as they currently exist. Furthermore, neither SFAS No. 142 nor the predecessor standard APB Opinion No. 17 requires any other accounting treatment.

Statements of Shareholders' Equity, page 41
-------------------------------------------

6. Please revise your statements of shareholders' equity to include on the face of the statement the reclassification adjustments made to your comprehensive income during the periods. Similarly, please also include the related income tax effects allocated to each component of other comprehensive income. Alternatively, you may disclose this in a note to your financial statements. Refer to paragraphs 20 and 25 of SFAS 130.


     Company Response
     ----------------

     Attached as Schedule 2 is the proposed revision of the statements of shareholders's equity set forth in the 2005 Form 10-K revised to include on the face of the statements the reclassification adjustments made to our comprehensive income and related income tax effects allocated to the appropriate components of other comprehensive income. Beginning with our Second Quarter Form 10-Q filed with the Commission on February 9, 2006, the statements of shareholders' equity are

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 8 of 11



     being revised to include on the face of the statements the reclassification adjustments made to our comprehensive income and related income tax effects allocated to the appropriate components of other comprehensive income.

Notes to Financial Statements
-----------------------------
1.  General Information and Summary of Significant Accounting Policies,
page 44
---------------------------------------------------------------------------
Advertising and Promotional Costs, page 46
------------------------------------------

7. You disclosed here and on page 10 that you enter into cooperative advertising programs with your retailers. You also disclosed that these costs are a component of your advertising and promotional costs, which are expensed as incurred. Please also disclose the portion of your advertising and promotional costs that represent cooperative advertising for each period presented. Please also discuss in MD&A any significant estimates resulting from your cooperative advertising programs. Refer to EITF 01-9.

     Company Response
     ----------------

     Advertising and promotional costs paid directly to customers for goods and services provided, primarily co-op advertising and certain direct selling costs are expensed as incurred and are recorded as a reduction of sales. Advertising and promotional costs not paid directly to our customers are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. The Company does not make estimates relating to cooperative advertising since the commitments with retailers are known. Cooperative advertising programs are approximately 10-13% of total advertising and promotional costs incurred by the Company during the periods presented. In order to clarify the wording of the related note, the Company proposes to modify the related note in the 2006 Form 10-K to read as follows:

            Advertising and Promotional Costs. Advertising and promotional costs paid directly to customers for goods and services provided, primarily co-op advertising and certain direct selling costs are expensed as incurred and are recorded as a reduction of sales. Advertising and promotional costs not paid directly to our customers are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Total advertising and promotional costs were approximately $269.3 million, $87.9 million, $200.0 million and $183.8 million during the year ended June 30, 2005, the five-month transition period ended June 30, 2004 and the years ended January 31, 2004 and 2003, respectively. Such costs include promotions, direct selling, co-op advertising and media placement.

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 9 of 11



4.  Accounts Receivable, Net, page 50
-------------------------------------

8. Based on your disclosure, it appears as though your allowance for sales returns decreased by over 50% from January 31, 2004 to June 30, 2005 and decreased by over 20% from January 31, 2003 to January 31, 2004. Please expand your disclosure to discuss the business reasons for changes in your allowance for sales returns between January 31, 2003 and January 31, 2004 and between January 31, 2004 and June 30, 2005.

     Company Response
     ----------------

     The ending balance of the allowance for sales returns was approximately 16% lower as of June 30, 2005 compared to January 31, 2004, as a result of the seasonality of the Company's business since the Company generally receives and processes most of the holiday season returns in January, February and March. The ending balance of the allowance for sales Returns was approximately 35% lower as of January 31, 2004 compared to January 31, 2003, mainly as a result of the Company's decision to sell less promotional sets and products to customers that have return privileges. Since 2003, the Company's allowances for sales returns and returns received have been fairly consistent on a year-to-year basis. Accordingly, unless circumstances change, we do not believe that we will need to discuss business reasons for changes in the allowance for sales returns in the 2006 Form 10-K.

17. Geographic Information, page 83
-----------------------------------

9. Please expand your disclosure to include net sales attributable to individual foreign countries, if material. Refer to paragraph 38(a) of SFAS 131.

     Company Response
     ----------------

     There is no country outside of the United States where net sales generally exceed 5% of the total net sales of the Company. Because net sales in the United Kingdom for the five-month transition period ended June 30, 2004 were 5.4% of total net sales of the Company, we will identify separately net sales in the United Kingdom in the geographic information note in the 2006 Form 10-K, as well as any other country where such materiality threshold is achieved in the future. In addition, we attach as Schedule 3 the revised disclosure for Note 17 to the Notes to Consolidated Financial Statements of the 2005 Form 10-K. The staff should note that we have been presenting net sales for our three largest foreign countries in Item 1 of the Annual Report on Form 10-K so that readers can get a general understanding of the magnitude of sales by country even though not material to the total Company net sales.

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 10 of 11



Form 10-Q for the Fiscal Quarter Ended September 30, 2005
---------------------------------------------------------
Comments applicable to your overall filing
------------------------------------------

10.  Please address the comments above in your interim Forms 10-Q as well.

     Company Response
     ----------------

     Where applicable, the Company has incorporated its responses to the comments in the Second Quarter Form 10-Q filed on February 9, 2006 and will incorporate its responses to the comments in future filings of quarterly reports on Form 10-Q.

Form 8-K filed on November 3, 2005
----------------------------------

11. Your statement of operations data included in your Form 8-K contains a line item, for adjusted net income before giving effect to the adoption of SFAS 123(R). You have included a footnote stating that this is a non-GAAP financial measure and why you feel as though it is an important metric in understanding your operating performance. Please revise your Form 8-K to include a reconciliation of this line item to net income. Refer to Regulation G and Item (1)e(1)(i)(B) of Regulation S-K.

     Company Response
     ----------------

     We have revised the Form 8-K filed on November 3, 2005 to include a reconciliation of net income before giving effect to the adoption of SFAS 123R to net income. Attached as Schedule 4 to this letter is our proposed amendment to Form 8-K, which we propose to file following the staff's review of our response. The staff should note that we included the reconciliation in the Form 8-K filed on February 2, 2006 containing our earnings release for the quarter ended December 31, 2005.

12. Your discussion regarding your first quarter results, stock repurchase plan, and your outlook includes free cash flow and financial measures, which exclude compensation costs related to SFAS 123(R) and charges related to debt extinguishment charges, which are non-GAAP financial measures. Please expand your disclosure to include the following:

             o a discussion which details why the presentation of each
               of these non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations

             o a reconciliation and discussion regarding each of these
               non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, and

             o disclosure stating your free cash flow may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.

     Please refer to Regulation G and Item 10(e)(1)(i) of Regulation S-K.

Mr. Rufus Decker
Securities and Exchange Commission
March 1, 2006
Page 11 of 11



     Company Response
     ----------------

     We have revised the Form 8-K filed on November 3, 2005 to include our response to the staff's comments. Please see the attached Schedule 4 containing our proposed amendment to the Form 8-K, which we propose to file following the staff's review of our responses. The staff should note that, where appropriate, we included the staff's comments to the relevant sections of the Form 8-K filed on February 2, 2006 containing our earnings release for the quarter ended December 31, 2005.


     Based upon the responses provided and the incorporation of certain additional disclosure items in our Quarterly Report on Form 10-Q for the three months ended December 31, 2005, as filed with the Commission on February 9, 2006, and prospectively, we believe that the Company has satisfied the staff's requests.

     The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure items in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct additional questions or comments to me at (203) 462-5739. by facsimile number is (203) 462-5798.


                                                 Very truly yours,

                                                 /s/ Stephen J. Smith
                                                 --------------------
                                                 Executive Vice President
                                                 and Chief Financial Officer

SCHEDULE 1
----------

DEBT AND CONTRACTUAL FINANCIAL OBLIGATIONS AND COMMITMENTS.  At June 30, 2005, our
long-term debt and financial obligations and commitments by due date were as follows:

                              ---------------- Payments Due by Period ----------------
                                         Less than                           More than
                              Total      1 Year      1-3 Years   3-5 Years   5 Years
                              --------   ---------   ---------   ---------   ---------
(Amounts in thousands)
Long-Term Debt, including
 current portion              $233,802   $     --    $     --    $     --    $233,802
Interest payments on
 long-term debt                138,163     14,097      28,194      33,684      62,188
Interest payments on SWAP
 agreement and other (2)        16,635      4,375       8,750       3,260         250
Operating lease obligations     66,724     12,096      27,047      15,170      12,411
Purchase Obligations (1)       231,716    158,505      60,461      11,250       1,500
Other long-term obligations      3,245         --       3,245          --          --
                              --------   --------    --------    --------    --------
     Total                    $690,285   $189,073    $127,697    $ 63,364    $310,151
                              ========   ========    ========    ========    ========

(1) Consists of purchase commitments for finished goods, raw materials, components, advertising, promotional items, minimum royalty guarantees, insurance, services pursuant to legally binding obligations, including fixed or minimum obligations and estimates of such obligations subject to variable price provisions.

(2) Assumes current interest rate of 7.75% and termination of SWAP agreement in January 2009, and minimum obligations under our credit facility.

SCHEDULE 2
----------
                                                  ELIZABETH ARDEN, INC. AND SUBSIDIARIES
                                             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                          (Amounts in thousands)
                                                                                     Accumulated
                                                             Retained                Other
                                                 Additional  Earnings                Comprehensive
                                 Common Stock    Paid-in     (Accumulated  Treasury  (Loss)
                                 Shares  Amount  Capital     Deficit)      Stock     Income
                                 ------  ------  ----------  ------------  --------  -------------
Balance at January 31, 2002      18,578  $ 186   $   85,919  $     35,191  $(6,541)  $     (2,348)
                                 ------  -----   ----------  ------------  -------   ------------
 Issuance of common stock upon
  exercise of stock options          79      1          600            --       --             --
 Issuance of common stock upon
  exercise of warrants              147      1           --            --       --             --
 Issuance of restricted stock,
  net of forfeitures                 --     --        3,199            --    4,365             --
 Amortization of unearned
  deferred compensation,
  net of forfeitures                 --     --           --            --       --             --
 Repurchase of common stock          --     --           --            --     (160)            --
 Accretion and dividend on
  Series D preferred stock           --     --           --        (3,653)      --             --
 Tax benefit from exercise of
  stock options                      --     --           64            --       --             --
 Comprehensive income:
   Net income                        --     --           --        18,150       --             --
   Foreign currency translation      --     --           --            --       --          2,353
                                 ------  -----   ----------  ------------  -------   ------------
 Total comprehensive income          --     --           --        18,150       --          2,353
                                 ------  -----   ----------  ------------  -------   ------------
Balance at January 31, 2003      18,804    188       89,782        49,688   (2,336)             5

 Issuance of common stock upon
  exercise of stock options         350      4        3,130            --       --             --
 Offering of common stock, net
  of costs                        3,667     36       62,667            --       --             --
 Issuance of common stock for
  employee stock purchase plan       45      1          552            --       --             --
 Common stock issued to an
  independent contractor             34     --          669            --       --             --
 Accretion and dividend on
  Series D preferred stock           --     --           --        (3,502)      --             --
 Conversion of Series D
  preferred stock and
  accelerated accretion           2,083     21       26,906       (18,584)      --             --
 Issuance of restricted stock,
  net of forfeitures                 --     --          958            --    1,710             --
 Repurchase of common stock          --     --           --            --     (662)            --
 Amortization of unearned
  deferred compensation, net of
  forfeitures                        --     --           --            --       --             --
 Tax benefit from exercise of
  stock options                      --     --        1,210            --       --             --
 Comprehensive income:
   Net income                        --     --           --         2,036       --             --
   Foreign currency translation      --     --           --            --       --          2,209
                                 ------  -----   ----------  ------------  -------   ------------
 Total comprehensive income          --     --           --         2,036       --          2,209
                                 ------  -----   ----------  ------------  -------   ------------
Balance at January 31, 2004      24,983    250      185,874        29,638   (1,288)         2,214

RESTUBBED TABLE
CONTINUED FROM ABOVE

                                     Unearned         Total
                                     Deferred         Shareholders'
                                     Compensation     Equity
                                     ------------     --------------
Balance at January 31, 2002          $       (473)    $      111,934
                                     ------------     --------------
Issuance of common stock upon
  exercise of stock options                    --                601
 Issuance of common stock upon
  exercise of warrants                         --                  1
 Issuance of restricted stock,
  net of forfeitures                       (7,166)               398
 Amortization of unearned
  deferred compensation,
  net of forfeitures                        2,156              2,156
 Repurchase of common stock                    --               (160)
 Accretion and dividend on
  Series D preferred stock                     --             (3,653)
 Tax benefit from exercise of
  stock options                                --                 64
 Comprehensive income:
   Net income                                  --             18,150
   Foreign currency translation                --              2,353
                                     ------------     --------------
 Total comprehensive income                    --             20,503
                                     ------------     --------------
Balance at January 31, 2003                (5,483)           131,844
                                     ------------     --------------
 Issuance of common stock upon
  exercise of stock options                    --              3,134
 Offering of common stock, net
  of costs                                     --             62,703
 Issuance of common stock for
  employee stock purchase plan                 --                553
 Common stock issued to an
  independent contractor                       --                669
 Accretion and dividend on
  Series D preferred stock                     --             (3,502)
 Conversion of Series D
  preferred stock and
  accelerated accretion                        --              8,343
 Issuance of restricted stock,
  net of forfeitures                       (2,668)                --
 Repurchase of common stock                    --               (662)
 Amortization of unearned
  deferred compensation, net of
  forfeitures                               2,422              2,422
 Tax benefit from exercise of
  stock options                                --              1,210
 Comprehensive income:
   Net income                                  --              2,036
   Foreign currency translation                --              2,209
                                     ------------     --------------
 Total comprehensive income                    --              4,245
                                     ------------     --------------
Balance at January 31, 2004                (5,729)           210,959

                                               ELIZABETH ARDEN, INC. AND SUBSIDIARIES
                                          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                      (Amounts in thousands)
                                                                                         Accumulated
                                                               Retained                  Other
                                                  Additional   Earnings                  Comprehensive
                                  Common Stock    Paid-in      (Accumulated   Treasury   (Loss)
                                 Shares  Amount   Capital      Deficit)       Stock      Income
                                 ------  ------   ----------   ------------   --------   -------------

Balance at January 31, 2004      24,983    250    $  185,874   $     29,638   $ (1,288)  $       2,214
 Issuance of common stock upon
  exercise of stock options         397      4         4,081             --         --              --
 Offering of common stock,
  net of costs                      232      2         2,638             --      1,523              --
 Accretion and dividend on
  Series D preferred stock           --     --            --           (762)        --              --
 Issuance of common stock for
  employee stock purchase plan       39      1           647             --         --              --
 Conversion of Series D
  preferred stock and
  accelerated accretion           2,318     23        30,621        (19,090)        --              --
 Issuance of restricted stock,
  net of forfeitures                201      2         4,775             --       (235)             --
 Repurchase of restricted stock      --     --          (435)            --         --              --
 Amortization of unearned
  deferred compensation, net of
  forfeitures                        --     --            --             --         --              --
 Tax benefit from exercise of
  stock options                      --     --           690             --         --              --
 Comprehensive loss:
   Net loss                          --     --            --        (31,843)        --              --
                                                               ------------
   Foreign currency translation
    adjustments                      --     --            --             --         --             481
                                                                                          ------------
   Disclosure of reclassification
    amounts, net of taxes (8% tax
    rate):
     Unrealized hedging gains
      arising during the period      --     --            --             --         --             144
     Less: reclassification
      adjustment for hedging gains
      included in net loss           --     --            --             --         --             (33)
                                                                                          ------------
     Net unrealized cash flow
      hedging gain                                                                                 111
                                                                                          ------------
   Total comprehensive loss          --     --            --        (31,843)        --             592
                                 ------  -----    ----------   ------------    -------    ------------
Balance at June 30, 2004         28,170  $ 282    $  228,891   $    (22,057)   $    --    $      2,806
                                 ------  -----    ----------   ------------    -------    ------------
 Issuance of common stock upon
  exercise of stock options         566      6         5,734             --         --              --
 Issuance of common stock for
  employee stock purchase plan       85      1         1,509             --         --              --
 Common stock issued to an
  independent contractor             --     --           801             --         --              --
 Issuance of restricted stock,
  net of forfeitures                436      4        10,331             --         --              --
 Mark to market of performance-
  based restricted stock             --     --           329             --         --              --
 Amortization of unearned
  deferred compensation, net of
  forfeitures                        --     --            --             --         --              --
 Tax benefit from exercise of
  stock options and other stock
  awards                             --     --         2,395             --         --              --
 Other                               --     --           (71)            --         --              --
 Comprehensive income:
   Net income                        --     --            --         37,604         --              --
                                                               ------------
   Foreign currency translation
    adjustments                      --     --            --             --         --              22
                                                                                          ------------
   Disclosure of reclassification
    amounts, net of taxes (8% tax
    rate):
     Unrealized hedging gains
      arising during the period      --     --            --             --         --           4,974
     Less:  reclassification
      adjustment for hedging
      losses included in net
      income                         --     --            --             --         --          (2,072)
                                                                                          ------------
     Net unrealized cash flow
      hedging gain                   --     --            --             --         --           2,902
                                                                                          ------------
   Total comprehensive income        --     --            --         37,604         --           2,924
                                 ------  -----    ----------   ------------    -------    ------------
Balance at June 30, 2005         29,257  $ 293    $  249,919   $     15,547    $    --    $      5,730
                                 ======  =====    ==========   ============    =======    ============

RESTUBBED TABLE
CONTINUED FROM ABOVE

                                     Unearned          Total
                                     Deferred          Shareholders'
                                     Compensation      Equity
                                     ------------      -------------
Balance at January 31, 2004          $     (5,729)     $    210,959
 Issuance of common stock upon
  exercise of stock options                    --             4,085
 Offering of common stock,
  net of costs                                 --             4,163
 Accretion and dividend on
  Series D preferred stock                     --              (762)
 Issuance of common stock for
  employee stock purchase plan                 --               648
 Conversion of Series D
  preferred stock and
  accelerated accretion                        --            11,554
 Issuance of restricted stock,
  net of forfeitures                       (4,542)               --
 Repurchase of restricted stock                --              (435)
 Amortization of unearned
  deferred compensation, net of
  forfeitures                               2,409             2,409
 Tax benefit from exercise of
  stock options                                --               690
 Comprehensive loss:
   Net loss                                    --           (31,843)
                                                       ------------
   Foreign currency translation
    adjustments                                --               481

                                                       ------------
   Disclosure of reclassification
    amounts, net of taxes (8% tax
    rate):
     Unrealized hedging gains
      arising during the period                --               144
     Less: reclassification
      adjustment for hedging gains
      included in net loss                     --               (33)
                                                       ------------
     Net unrealized cash flow
      hedging gain                             --               111
                                                       ------------
   Total comprehensive loss                    --           (31,251)
                                                       ------------
Balance at June 30, 2004             $     (7,862)     $    202,060
                                     ------------      ------------
 Issuance of common stock upon
  exercise of stock options                      --           5,740
 Issuance of common stock for
  employee stock purchase plan                   --           1,510
 Common stock issued to an
  independent contractor                         --             801
 Issuance of restricted stock,
  net of forfeitures                        (10,335)             --
 Mark to market of performance-
  based restricted stock                       (329)             --
 Amortization of unearned
  deferred compensation, net of
  forfeitures                                 6,237           6,237
 Tax benefit from exercise of
  stock options and other stock
  awards                                         --           2,395
 Other                                           --             (71)
 Comprehensive income:
   Net income                                    --          37,604
                                                       ------------
   Foreign currency translation
    adjustments                                  --              22
                                                       ------------
   Disclosure of reclassification
    amounts, net of taxes (8% tax
    rate):
     Unrealized hedging gains
      arising during the period                  --           4,974
     Less:  reclassification
      adjustment for hedging
      losses included in net
      income                                     --          (2,072)
                                                       ------------
     Net unrealized cash flow
      hedging gain                               --           2,902
                                                       ------------
   Total comprehensive income                    --          40,528
                                       ------------    ------------
Balance at June 30, 2005               $    (12,289)   $    259,200
                                       ============    ============

SCHEDULE 3
----------
                                           Five Months
(Amounts in thousands)     Year Ended         Ended        Years Ended January 31,
                         June 30, 2005    June 30, 2004       2004         2003
                         -------------    -------------    ----------    ---------
Net sales:
  United States             $571,374         $130,267       $548,430     $509,467
  United Kingdom              45,628           12,518         38,123       34,991
  Other International        303,536           79,999        227,872      207,583
                            --------         --------       --------     --------
                Total       $920,538         $222,784       $814,425     $752,041
                            ========         ========       ========     ========

SCHEDULE 4                                                             DRAFT
----------
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  FORM 8-K/A
                                CURRENT REPORT

 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
   Date of Report (Date of earliest event reported):  November 2, 2005

                             ELIZABETH ARDEN, INC.
            (Exact name of registrant as specified in its charter)

      Florida                     1-6370                  59-0914138
  ---------------              ------------           -------------------
  (State or other              (Commission              (IRS Employer
  jurisdiction of              File Number)           Identification No.)
  incorporation)

             2400 SW 145 Avenue, Miramar, Florida         33027
           ----------------------------------------     ----------
           (Address of principal executive offices)     (Zip Code)

   Registrant's telephone number, including area code:  (954) 364-6900

              14100 N.W. 60th Avenue, Miami Lakes, Florida 33014
         -------------------------------------------------------------
         (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

[  ] Written communications pursuant to Rule 425 under the Securities Act
     (17 CFR 230.425)
[  ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act
     (17 CFR 240.14a-12(b))
[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
     Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note: This Amended Current Report on Form 8-K amends the Current Report on Form 8-K filed on November 3, 2005 as follows: The press release furnished as Exhibit 99.1 is amended to include footnotes that reconcile the non-generally accepted accounting principles ("non-GAAP") measures of (i) free cash flow and (ii) net income and net income per diluted share excluding compensation costs related to FAS 123R and debt extinguishment charges to the related generally accepted accounting principles measures of cash flow from operations and net income and net income per diluted share, respectively.
The footnotes also explain why the presentation of these non-GAAP measures provide useful information to investors about the Company's financial condition and limitations on the use of free cash flow.

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS
------------------------------------------------
Item 1.01   Entry into a Material Definitive Agreement

     On November 2, 2005, Elizabeth Arden, Inc. (the "Company") entered into the fourth amendment (the "Amendment") to its Second Amended and Restated Credit Agreement between JPMorgan Chase Bank, as administrative agent, Bank of America (formerly Fleet National Bank) as collateral agent, and the banks listed on the signature pages thereto (the "Credit Facility"). The Amendment (i) extends the maturity of the Credit Facility to December 2010 from June 2009, (ii) reduces the interest rates and commitment fees based on the Company's debt service coverage ratio, (iii) permits the Company to increase the size of the Credit Facility by up to $100 million without the consent of all the banks, and (iv) permits the Company to pay cash dividends on the common stock, par value $.01 per share (the "Common Stock"), repurchase Common Stock or make other distributions to the common shareholders if the Company maintains borrowing availability after the applicable payment of at least $25 million from June 1 to November 30 and at least $35 million from December 1 to May 31.

SECTION 2 - FINANCIAL INFORMATION
---------------------------------
Item 2.02   Results of Operations and Financial Condition

     On November 3, 2005, the Company issued a press release to (i) announce the financial results for the first quarter year ended September 30, 2005;
(ii) provide net sales and earnings per diluted share guidance for the second quarter ended December 31, 2005 and for the fiscal year ended June 30, 2006; and (iii) to announce the share repurchase program set forth below under Item
8.01 Other Events.

     A copy of the press release is furnished as Exhibit 99.1 to this Form
8-K.

SECTION 8 - OTHER EVENTS
------------------------
Item 8.01   Other Events

     On November 3, 2005, the Board of Directors of the Company approved a share repurchase program of up to $40 million of the Common Stock through March 31, 2007.



SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------------------
Item 9.01   Financial Statements and Exhibits

  (c)  Exhibits

          99.1 Press release dated November 3, 2005.

                                  SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          ELIZABETH ARDEN, INC.

Date:  February     , 2006                /s/ Stephen J. Smith
       -------------------                ----------------------------
                                          Stephen J. Smith
                                          Executive Vice President and
                                          Chief Financial Officer

ELIZABETH ARDEN LOGO

FOR IMMEDIATE RELEASE

     ELIZABETH ARDEN, INC. ANNOUNCES FIRST QUARTER RESULTS
                       FOR FISCAL 2006

~ Results In Line with Expectations; Net Sales Increased 7.2% ~
         ~ Board Approves Share Repurchase Program ~
---------------------------------------------------------------
     New York, New York (November 3, 2005) -- Elizabeth Arden, Inc. (NASDAQ: RDEN), a global prestige beauty products company, today announced financial results for the first fiscal quarter ended September 30, 2005.

FIRST QUARTER RESULTS

     Net sales increased 7.2% to $227.4 million for the three months ended September 30, 2005, from $212.2 million in the comparable period of the prior year. The sales growth was driven by the launch of the fantasy Britney Spears fragrance in U.S. department stores and the Elizabeth Arden after five fragrance into international markets, as well as greater shipments of fragrances, including the curious Britney Spears fragrance, to mass retailers. Excluding the favorable impact of foreign currency translation, net sales increased 6.2%.

     Gross margin, which was 39.2% for the quarter, was affected primarily by weak sales performance and higher returns provisions for retailers in Western Europe and secondarily, by a weak performing gift-with-purchase program for the Elizabeth Arden brand in North American department stores. Marketing and advertising costs increased due to the launch of the fantasy Britney Spears fragrance, higher royalties for the Britney
Spears fragrances and to support the launch of PREVAGE(TM) in the second fiscal quarter.

     In line with previously announced expectations, net income was $1.9 million, or $0.06 per diluted share, excluding the impact of FAS 123R, "Share-Based Payment," of $1.4 million before taxes, compared to $4.8 million, or $0.16 per diluted share, in the same period last year. On a reported basis, net income was $0.9 million, or $0.03 per diluted share.

     E. Scott Beattie, Chairman and Chief Executive Officer of Elizabeth Arden, Inc., commented, "Despite a volatile economic environment and decreasing consumer confidence, we are pleased with the sales growth and product launches during the first quarter. The fantasy Britney Spears fragrance, which was launched into U.S. department stores in September, is off to a strong start and currently ranks as the number one or two fragrance launch with most retailers. We exceeded our retail launch plans and have significant promotional programs for both Britney Spears fragrances planned for the season. We expect to exceed retailer expectations this quarter as well. The launch of PREVAGE, the breakthrough anti-aging treatment, is scheduled to begin shipping to U.S. department stores this month and globally in the third and fourth fiscal quarters. Based on the enthusiastic retailer reception and continued success in the dermatology market for PREVAGE MD, we are optimistic that PREVAGE(TM) will dramatically improve the Elizabeth Arden skin care business globally."

     Mr. Beattie continued, "An area that has been and continues to be challenging is the developed markets of Western Europe. While our expectations for the year assumed a degree of softness in that market, consumer spending continues to be extremely depressed, and, therefore, we are projecting a weaker holiday selling season in Western Europe than we had originally planned. This, along with increased returns provisions and reduced replenishment associated with the accelerated door closings resulting from the Federated Department Store and The May Department Stores Company merger, is expected to reduce EBITDA by approximately $5 million to $7 million. Accordingly, we are revising our second quarter and full year guidance."

     "At the same time, the rest of our business overall is performing as we had expected. Our business with mass retailers is performing well and most international markets outside of Western Europe are performing at or better than we had planned. This, along with our innovation and global launch schedule, including the launch of the fantasy Britney Spears fragrance and PREVAGE on a global basis and the Daytona 500 fragrance introduction in the U.S. in the second half of the fiscal year, gives us the confidence in our original expectations for the back half of the year, and that we expect to be able to offset any impact caused by declining consumer confidence and high energy prices on consumer spending," Mr. Beattie added.

STOCK REPURCHASE PLAN

     The Company also announced that, in connection with its expectations for record free cash flow(1) generation of $65 million to $75 million ($90 million to $100 million of cash flow from operations less $25 million of capital expenditures) for the fiscal year, its Board of Directors has authorized a share repurchase program for the repurchase of up to $40 million of its common stock. The repurchase is expected to continue through March 31, 2007 and will commence immediately. The Company intends to repurchase shares from time to time in the open market at prevailing market prices or in private transactions.

     Separately, based on improved operating performance, the Company has executed an amendment to its asset-based revolving credit facility to, among other things, extend the maturity date of the credit facility from June 30, 2009 to December 31, 2010, lower the interest rate charged on borrowings by 50 basis points and generally provide the Company more financial flexibility.

(1) This disclosure is being provided because we believe it is meaningful to our investors and other interested parties to understand the Company's intended use of cash flow generation. The presentation of the non-generally accepted accounting principles ("no-GAAP") information is not meant to be considered in isolation or as a substitute for cash flow from operations in accordance with generally accepted accounting principles. Free cash flow may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.

OUTLOOK

Effective July 1, 2005, the Company adopted FAS 123R "Share-Based Payment," a new accounting pronouncement requiring the expensing of stock based compensation. Under this pronouncement, the Company has elected to apply the standard prospectively, and prior year results have not been restated.
The earnings guidance, consistent with prior disclosure, includes a pre-tax charge of approximately $1.4 million, or $0.03 per diluted share, for the second quarter of fiscal 2006 and a pre-tax charge of $5.7 million, or $0.13 per diluted share, for the full fiscal year.

     With respect to the second quarter, as a result of the factors mentioned above, the Company currently anticipates net sales of $340 million to $350 million, representing a 5% to 8% increase over the prior year. Foreign currency translation is estimated to negatively impact net sales growth by approximately 1%. Reported earnings per diluted share are currently estimated to range between $1.06 and $1.11. Excluding the stock compensation expense mentioned above, earnings per diluted share are expected to range between $1.09 and $1.14(2). For the full fiscal year, the Company is updating its expectations to reflect the revised guidance for the second fiscal quarter and currently anticipates annual net sales to increase 6.5% to 8% to $980 million to $995 million. Foreign currency translation is estimated to negatively impact net sales growth by approximately 1%. Reported earnings per diluted share are expected to range between $1.20 and $1.26. Excluding the stock compensation expense mentioned above, earnings per diluted share are expected to range between $1.33 and $1.39(2) . The earnings estimates exclude the debt extinguishment charge the Company expects to incur of $0.5 million, or $0.01 per diluted share, related to the early retirement of the $8.8 million of 11 3/4% Senior Subordinated Notes that are callable in January of 2006(2). The earnings estimates do not include any impact from the share repurchase program. The Company expects gross margins for the year and second fiscal quarter to approximate prior year levels.

(2) This information is being provided for comparability purposes so that operating performance is presented on a consistent basis.

     The Company is on track with its inventory reduction programs and is comfortable with its expectations for free cash flow of $65 million to $75 million for the full fiscal year.

CONFERENCE CALL INFORMATION

     The Company will host a conference call today at 10:00 a.m. Eastern Standard Time. All interested parties can listen to a live web cast of the Company's conference call by logging on to the Company's web site at http://www.elizabetharden.com/Corporate/calendar_of_events.asp. An online archive of the broadcast will be available within one hour of the completion of the call and will be accessible on the Company's web site at www.elizabetharden.com until November 17, 2005.

Elizabeth Arden is a global prestige beauty products company. The Company's portfolio of brands includes the fragrance brands of Elizabeth Arden: Red Door, Red Door Revealed, Elizabeth Arden 5th Avenue, Elizabeth Arden after five, Elizabeth Arden green tea, and Elizabeth Arden Provocative Woman; the fragrance brands of Elizabeth Taylor: White Diamonds, Passion and Forever Elizabeth; the fragrances brands of Britney Spears: curious and fantasy; and the fragrances White Shoulders, Geoffrey Beene's Grey Flannel, the Halston brands, Halston and Halston Z-14, PS Fine Cologne for Men, Design and Wings; the Elizabeth Arden skin care lines, including Ceramide and Eight Hour Cream; PREVAGET anti-aging treatment and the Elizabeth Arden color cosmetics line.

Company Contact:           Marcey Becker, Senior Vice President, Finance
                           (203) 462-5809

Investor/Press Contact:    Cara O'Brien/Melissa Merrill
                           Financial Dynamics
                           (212) 850-5000

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Elizabeth Arden, Inc., is hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as defined in such act). Any statements thatare not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans" and "projection") may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following key factors that have a direct bearing on our results of operations: our absence of contracts with customers or suppliers and our ability to maintain and develop relationships with customers and suppliers; international and domestic economic and business changes that could impact consumer confidence and operations; the impact of competitive products and pricing; risks of international operations, including foreign currency fluctuations, economic and political consequences of terrorist attacks, political instability in certain regions of the world, and external factors affecting customer purchasing patterns; our ability to successfully launch new products and implement our growth strategy; our ability to successfully and cost-effectively integrate acquired businesses or new brands; our substantial indebtedness, debt service obligations and restrictive covenants in our revolving credit facility and our indenture for our 7 3/4% senior subordinated notes; our customers' financial condition; our ability to access capital for acquisitions; changes in product mix to less profitable products; the retention and availability of key personnel; the assumptions underlying our critical accounting estimates; delays in shipments, inventory shortages and higher costs of production due to interruption of operations at key third party manufacturing or fulfillment facilities that manufacture or provide logistic services for the majority of our supply of certain products; changes in the retail, fragrance and cosmetic industries; our ability to protect our intellectual property rights; changes in the legal, regulatory and political environment that impact, or will impact, our business, including changes to customs or trade regulations or accounting standards; and other risks and uncertainties. We caution that the factors described herein could cause actual results to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                           ELIZABETH ARDEN, INC. AND SUBSIDIARIES
                          CONSOLIDATED STATEMENT OF OPERATIONS DATA
                                          (Unaudited)
                     (In thousands, except percentages and per share data)

                                                  Quarter Ended
                                         -------------------------------
                                         September 30,     September 30,
                                             2005              2004
                                         -------------     -------------
Net Sales                                $     227,378     $     212,156
Cost of Sales                                  138,312           122,645
                                         -------------     -------------
Gross Profit                                    89,066            89,511
Gross Profit Percentage (a)                       39.2%             42.2%

Selling, General and
 Administrative Expenses                        76,392            70,959
Depreciation and Amortization                    5,272             5,533
                                         -------------     -------------
Total Operating Expenses                        81,664            76,492

Interest Expense, Net                            6,114             5,985

Income Before Income Taxes                       1,288             7,034
Provision for Income Taxes                         393             2,251
                                         -------------     -------------
Net Income                                         895             4,783

As reported:
-----------
   Basic Income Per Share                $        0.03     $        0.17
   Diluted Income Per Share              $        0.03     $        0.16

   EBITDA (b)                            $      12,674     $      18,552

Adjusted before giving effect to the
 adoption of FAS 123R: Stock-based
 compensation: (c)
------------------------------------
   Net Income                            $       1,877     $       4,783

   Basic Income Per Share                         0.07              0.17
   Diluted Income Per Share                       0.06              0.16

   EBITDA (b)                            $      14,093     $      18,552

(a)  Based  on  the  percentage of net  sales  for  the periods.

(b)  EBITDA is defined as net income plus the provision for income taxes
(or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles ("GAAP")) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure, depreciation and amortization or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA may not, however, be comparable in all instances to other similar types of measures.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA: (For a reconciliation of net income to EBITDA for prior periods, see the Company's filings with the Securities and Exchange Commission which can be found on the Company's website at www.elizabetharden.com).

        (In thousands)                       Three Months Ended
                                       ------------------------------
                                       September 30,    September 30,
                                           2005             2004
                                       -------------    -------------
         Net income                    $         895    $       4,783
         Plus:
          Provision for income taxes             393            2,251
          Interest expense                     6,114            5,985
          Depreciation and
           amortization                        5,272            5,533
                                       -------------    -------------
         EBITDA                               12,674           18,552
         Impact of adopting FAS 123R,
          Stock-based compensation             1,419               --
                                       -------------    -------------
         EBITDA excluding charges      $      14,093    $      18,552
                                       =============    =============

(c) The following tables reconcile the calculation of net income per share on a basic and fully diluted basis from the amounts reported in accordance with GAAP to such amounts before giving effect to the impact of adopting FAS 123R, "Share-based payment," net of taxes. This disclosure is being provided because we believe it is meaningful to our investors and other interested parties to understand the Company's operating performance for comparability purposes and on a consistent basis without regard to the impact of adopting FAS 123R, "Share-based payment." The presentation of the non-GAAP information titled "Net income per share as adjusted, before giving effect to the adoption of FAS 123R, "Share-based payment," net of taxes" or "Net income per diluted share as adjusted, before giving effect to the adoption of FAS 123R, "Share-based payment," net of taxes" is not meant to be considered in isolation or as a substitute for net income or diluted income per share prepared in accordance with GAAP.

(In thousands, except per share data)             Three Months Ended
                                             September 30,   September 30,
                                                 2005            2004
                                             -------------   -------------
As reported:
Basic
  Net income as reported                     $         895   $       4,783
                                             =============   =============
  Weighted average shares outstanding
   as reported                                      28,574          27,340
                                             =============   =============
     Net income per basic share as reported  $        0.03   $        0.17
                                             =============   =============
Diluted
  Net income as reported                     $         895   $       4,783
                                             =============   =============
  Weighted average shares and potential
   dilutive shares as reported                      28,574          27,340
                                             =============   =============
     Net income per diluted share
      as reported                            $        0.03   $        0.17
                                             =============   =============
Adjusted before giving effect to the
 adoption of FAS 123R, Share-based
 payment, net of taxes
------------------------------------
Basic
  Net income as reported                     $         895   $       4,783
  Impact of adopting FAS 123R,
   share-based payment, net of taxes                   982              --
                                             -------------   -------------
     Net income attributable to common
      shareholders as adjusted, before
      giving effect to the adoption of
      FAS 123R, share-based payment,
      net of taxes                           $       1,877   $       4,783
                                             =============   =============
  Weighted average shares outstanding
   as reported                                      28,574          27,340
                                             =============   =============
     Net income per share as adjusted,
      before giving effect to the
      adoption of FAS 123R, share-based
      payment, net of taxes                  $        0.07   $        0.17
                                             =============   =============
Diluted
  Net income as reported                     $         895   $       4,783
  Impact of adopting FAS 123R,
   share-based payment, net of taxes                   982              --
                                             -------------   -------------
     Net income as adjusted, before
      giving effect to the adoption of
      FAS 123R, share-based payments,
      net of taxes                           $       1,877   $       4,783
                                             =============   =============
  Weighted average shares and potential
   dilutive shares as reported                      29,948          29,598
                                             =============   =============
  Net income per diluted share as
   adjusted, before giving effect to the
   adoption of FAS 123R, share-based
   payment, net of taxes                     $        0.06   $        0.16
                                             =============   =============

                         ELIZABETH ARDEN, INC. AND SUBSIDIARIES
                              CONSOLIDATED BALANCE SHEETS
                                     (Unaudited)
                                    (In thousands)

                                     September 30,   June 30,   September 30,
                                         2005          2005         2004
                                     -------------  ----------  -------------
Cash                                 $      26,245  $   25,316  $      20,532
Accounts Receivable, Net                   219,117     149,965        188,701
Inventories                                300,941     273,343        303,987
Property and Equipment, Net                 31,342      29,184         36,390
Exclusive Brand Licenses,
 Trademarks and Intangibles, Net           186,987     186,527        189,977
Total Assets                               815,965     719,897        787,126
Short-Term Debt                            123,300      47,700        152,000
Current Liabilities                        310,290     219,484        341,728
Long-Term Liabilities                      240,479     241,213        236,779
Total Debt                                 357,102     281,502        385,802
Shareholders' Equity                       265,196     259,200        208,619
Working Capital                            278,611     275,628        202,078